                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                           For the Month of April 2004

                                  ------------

                         (Commission File. No 0-30718).
                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                   -------------------------------------------
                  (Translation of registrant's name in English)


                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
                   ------------------------------------------
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100
                                                            ------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:    Form 20-F         40-F    X
                                                  ------       ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                            Yes:          No:    X
                                                  ------       ------

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:     Sierra Wireless, Inc.

TSX:  SW
Nasdaq:  SWIR

April 19, 2004

Sierra Wireless Reports First Quarter 2004 Results

VANCOUVER, BRITISH COLUMBIA - Sierra Wireless, Inc. (NASDAQ: SWIR, TSX: SW) is reporting better than expected first quarter results, including revenue of $41.6 million, a profit of $4.6 million and positive cash flow from operations. These results are being released earlier than the previous schedule of April 22, 2004.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

"Once again, our revenues were up significantly, reflecting growing demand for our AirCard, Embedded Module and Mobile product lines, with notable strength in North American markets", said David Sutcliffe, Chairman and Chief Executive Officer. "Investment continues in market development and new products including the Voq Professional Phone and the AirCard 775 for EDGE networks. We continue to focus on profitable growth."

Results for the first quarter of 2004, relative to company guidance provided on January 28, 2004 and, for certain measures, updated on April 1, 2004:

     First quarter revenue for 2004 of $41.6 million was consistent with our guidance of revenues greater than $40.0 million. Gross margin was 40.3%, better than our guidance range of 39.0% to 40.0%. Our net earnings of $4.6 million, or diluted earnings per share of $0.18, exceeded our guidance of net earnings greater than $3.0 million, or diluted earnings per share of greater than $0.12. Our cash flow from operations was positive $5.3 million, consistent with our guidance of significantly positive cash flow.

Results for the first quarter of 2004, compared to the first quarter of 2003:

     Revenue for the first quarter of 2004 increased by 107% to $41.6 million, from $20.1 million for the same period in 2003. Gross margin improved to 40.3% from 39.4%. Operating expenses were $11.6 million in the first quarter of 2004, compared to $7.6 million for the same period in 2003. Net earnings for the first quarter of 2004 were $4.6 million, or diluted earnings per share of $0.18, compared to net earnings of $0.4 million, or diluted earnings per share of $0.02, in the first quarter of 2003.

     During the first quarter of 2004, we signed a second agreement with the Government of Canada's Technology Partnerships Canada ("TPC") under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million. The agreement is effective for development work, relating to third generation wireless technologies, commencing April 2003. Funding of $1.4 million was recognized as a reduction of research and development expense in the first quarter of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.

     Operating expenses for the first quarter of 2004 were $12.9 million, excluding TPC funding related to 2003 of $1.1 million and an additional Metricom recovery of $0.2 million. Net earnings for the first quarter of 2004, excluding these amounts, were $3.3 million, or diluted earnings per share of $0.13. Our results for the first quarter of 2004 also included a foreign exchange loss of approximately $0.3 million.

     Our revenue increased in the first quarter of 2004, compared to the first quarter of 2003 due primarily to an increase in sales of embedded module and AirCard products. Our margin improved in the first quarter of 2004 primarily due to increased volume and product mix. Our operating expenses increased in the first quarter of 2004, compared to the first quarter of 2003 due primarily to the acquisition of AirPrime, Inc., which was completed in August 2003, and costs related to the development of new products, including EDGE and the Voq professional phone.

Results for the first quarter of 2004, compared to the fourth quarter of 2003:

     Revenue for the three months ended March 31, 2004 amounted to $41.6 million, compared to $34.6 million in the fourth quarter of 2003, an increase of 20%. Gross margins were $16.8 million or 40.3% in the first quarter of 2004, compared to $14.2 million or 41.1% in the fourth quarter of 2003. Operating expenses were $11.6 million in 2004, compared to $13.0 million in the previous quarter. Operating expenses, excluding the TPC funding related to 2003 and the additional Metricom recovery, were $12.9 million in the first quarter of 2004, compared to $12.1 million, excluding integration costs, in the fourth quarter of 2003.

     Net earnings were $4.6 million for the three months ended March 31, 2004, compared to net earnings of $1.9 million for the three months ended December 31, 2003. Excluding TPC funding related to 2003 and the Metricom recovery, net earnings for the first quarter of 2004 were $3.3 million, or diluted earnings per share of $0.13, compared to net earnings in Q4 2003 of $2.8 million, excluding integration costs, or diluted earnings per share of $0.12.

First Quarter Highlights Included:

Progress on products for CDMA 2000 networks and channels:

o We have provided next generation wireless technology to the Harris County Sheriff's Office in Texas that is outfitting approximately 600 patrol vehicles and 300 detectives with a high-speed mobile solution powered by the Sierra Wireless AirCard(R) 555.

o The Sierra Wireless MP 555 GPS rugged wireless modem has been certified by Sprint for operation on the enhanced Sprint Nationwide PCS Network. We will work with Sprint to market and sell the MP 555 GPS in-vehicle mobile solution, primarily targeting public safety and utility departments.

o We added the Sierra Wireless AirCard 555R to our product line for the China market. Operating on CDMA 1X networks, the AirCard 555R will provide mobile professionals with wireless data access and will be distributed by Beijing Putian Taili Telecom.

o Verizon Wireless, Citrix Systems, Inc., and Zumasys, Inc., announced that Continental Laboratory Products is the first customer to roll out a mobile access solution combining Citrix(R) MetaFrame(R) Presentation Server and Verizon Wireless' BroadbandAccess high-speed wireless service. Currently available in San Diego and Washington D.C., Verizon Wireless plans to make BroadbandAccess service available throughout additional portions of its network beginning later this year.

Progress on products for GSM/GPRS/EDGE networks and channels:

o We announced the commercial availability of the Sierra Wireless AirCard 750 PC Card, a wireless wide area PC Card, for O2 customers in the United Kingdom. This best in class product offers the highest GPRS throughput on the market today and a superior network interface for fast and reliable mobile computing.

o Together with Analog Devices, Inc. (ADI) and TTPCom, we announced that we will bring wireless EDGE (Emerging Data rates for Global Evolution) capabilities to laptop computers and personal digital assistants. We have selected ADI's Blackfin SoftFone for EDGE Platform and TTPCom's protocol stack software, to power our new Sierra Wireless AirCard 775 PC Card for the EDGE network.

o We have selected QUALCOMM's MSM6250(TM) Mobile Station Modem(TM) (MSM(TM)) chipset and system software for our multimode third-generation (3G) wireless products. With the MSM6250 chipset, we will provide the WCDMA (UMTS) market with a high-quality, high-speed wireless connectivity solution using a proven chipset technology.

o We announced the introduction of the Sierra Wireless AirCard 775 PC Card and the Sierra Wireless MP 775 GPS modem for EDGE networks. The AirCard 775 wireless wide area network (WWAN) card will provide mobile users with faster data rates, reaching speeds up to three times faster than on GPRS networks, offering an enhanced user experience and increased productivity. The MP 775 GPS rugged vehicle-mount modem is the next generation mobile product that provides in-vehicle data solutions while operating over EDGE and GSM/GPRS networks. The AirCard 775 and MP 775 are expected to be commercially available in the second half of 2004.

o We announced the availability of an upgrade program for current Sierra Wireless MP 750 GPS rugged wireless modem customers to the next generation Sierra Wireless MP 775 GPS modem for use on the AT&T Wireless EDGE network. Built for demanding environments and worldwide connectivity, the MP 775 GPS rugged wireless modem provides an in-vehicle mobile solution with data transmission speeds averaging between 100-130 kbps, up to three times faster than currently available with GPRS. The product upgrade is expected to be available for $399 in the third quarter of 2004.

Progress on the Voq Professional Phone(TM):

o The new Voq Professional Phone, a pocketable Microsoft Windows Mobile(TM) based SmartPhone developed by Sierra Wireless, is expected to be commercially available in selected countries in the second quarter of 2004.

o We signed an agreement with KPN to launch and sell the Voq Professional Phone and the VoqMail Professional Edition product to customers in the Netherlands.

o We signed an agreement with THBBury to provide industry leading car accessories for the new Voq Professional Phone through THBBury distribution channels in Europe and North America.

o We announced agreements with key European distributors to sell the Voq Professional Phone and the VoqMail Professional Edition to customers in Austria, Belgium, Germany, Holland, Italy, Luxemburg, the Nordics, Switzerland, and Spain.

Financial Guidance

We are providing our guidance for the second quarter of 2004 that reflects our current business indicators and expectations. Inherent in this guidance are risk factors that are described in detail in our regulatory filings. All figures are estimates based on management's current beliefs and assumptions and are subject to change. Our actual results could differ materially from those presented below.


                                                     Q2 2004 Guidance
                                                     ----------------
     Revenue                                         $48 - $50 million
     Gross margin                                    39% - 40%
     Operating expenses                              $14.3 - $14.8 million
     Net earnings                                    $4.0 - $4.3 million
     Diluted earnings per share                      $0.15 - $0.16

     Cash flow from operations                       Positive

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information on Sierra Wireless, visit our web site at www.sierrawireless.com. For more information on Voq professional phones, visit our web site at www.voq.com.

"AirCard" and "Voq" are trademarks of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on April 19, 2004 at 10:00 AM PDT, 1:00 PM EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-800-346-5998    Passcode:  Not required
or
1-416-641-6683  Passcode:  Not required

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-800-558-5253  Passcode:  21186081
or
1-416-626-4100  Passcode:  21186081

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.
David G. McLennan
Chief Financial Officer
(604) 231-1185
Website: www.sierrawireless.com
Email: dmclennan@sierrawireless.com
INDUSTRY : CMT
SUBJECT : ERN

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
   (Expressed in thousands of United States dollars, except per share amounts)
              (Prepared in accordance with United States generally
                     accepted accounting principles (GAAP))
                                   (Unaudited)

 THREE MONTHS ENDED MARCH 31,                                                                      2004        2003
 -----------------------------                                                                   --------    --------
Revenue....................................................................................      $ 41,641    $ 20,150
Cost of goods sold.........................................................................        24,839      12,210
                                                                                                 --------    --------
Gross margin                                                                                       16,802       7,940
                                                                                                 --------    --------

Expenses:
  Sales and marketing......................................................................         4,173       2,729
  Research and development, net............................................................         4,739       2,749
  Administration...........................................................................         2,064       1,617
  Amortization.............................................................................           636         553
                                                                                                 --------    --------
                                                                                                   11,612       7,648
                                                                                                 --------    --------
Earnings from operations...................................................................         5,190         292
Other income...............................................................................            84         104
                                                                                                ---------   ---------
Earnings before income taxes...............................................................         5,274         396
Income tax expense.........................................................................           704          35
                                                                                                 --------    --------
Net earnings...............................................................................         4,570         361
Deficit, beginning of period...............................................................       (71,309)    (73,564)
                                                                                                ----------  ----------
Deficit, end of period.....................................................................      $(66,739)   $(73,203)
                                                                                                ==========  ==========

Earnings per share:
  Basic....................................................................................      $   0.18    $   0.02
  Diluted..................................................................................      $   0.18    $   0.02
                                                                                                 ========    ========

Weighted average number of shares (in thousands)
  Basic....................................................................................        24,986      16,355
  Diluted..................................................................................        26,027      16,718
                                                                                                 ========    ========

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                                            MARCH 31,      DECEMBER 31,
                                                                                               2004           2003
                                                                                               ----           ----
                                                                                           (Unaudited)     (Audited)
ASSETS
Current assets:
  Cash and cash equivalents................................................................$    62,601    $   70,358
  Short-term investments...................................................................     20,369        14,760
  Accounts receivable.......................................................................    22,652        21,566
  Inventories...............................................................................     2,096         1,511
  Prepaid expenses..........................................................................     1,956         2,223
                                                                                            ----------    ----------
                                                                                               109,674       110,418

Long-term investments.......................................................................    32,331        24,639
Fixed assets................................................................................     6,551         5,985
Intangible assets...........................................................................    15,354        14,620
Goodwill....................................................................................    20,022        19,706
Deferred income taxes.......................................................................       500           500
                                                                                            ----------    ----------
                                                                                           $   184,432    $  175,868
                                                                                           ===========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................................................$     2,634    $    5,966
  Accrued liabilities.......................................................................    26,558        22,221
  Deferred revenue and credits..............................................................       250           399
  Current portion of long-term liabilities..................................................     1,328         1,328
  Current portion of obligations under capital lease........................................        87           141
                                                                                            ----------    ----------
                                                                                                30,857        30,055

Long-term liabilities.......................................................................     1,935         2,266

Shareholders' equity:
  Share capital.............................................................................   217,241       214,047
  Warrants..................................................................................     1,538         1,538
  Deficit...................................................................................   (66,739)      (71,309)
  Accumulated other comprehensive loss......................................................      (400)         (729)
                                                                                           -----------   -----------
                                                                                               151,640       143,547
                                                                                           -----------    ----------
                                                                                           $   184,432    $  175,868
                                                                                           ===========    ==========

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)
                                   (Unaudited)

 THREE MONTHS ENDED MARCH 31,                                                               2004        2003
 ----------------------------                                                            ---------    ---------
Cash flows from operating activities:
  Net earnings for the period.....................................................       $   4,570    $     361
  Adjustments to reconcile net earnings to
     net cash provided by operating activities
     Amortization.................................................................           1,630        1,338
     Loss on disposal.............................................................             (14)          --
     Accrued warrants.............................................................              --          168
  Changes in operating assets and liabilities
     Accounts receivable..........................................................            (998)       3,725
     Inventories..................................................................            (585)        (815)
     Prepaid expenses.............................................................             267            6
     Accounts payable.............................................................          (3,332)         564
     Accrued liabilities..........................................................           3,922       (1,589)
     Deferred revenue and credits.................................................            (149)         104
                                                                                         ----------   ---------
Net cash provided by operating activities.........................................           5,311        3,862

Cash flows from investing activities:
  Purchase of fixed assets........................................................          (1,503)        (143)
  Increase in intangible assets...................................................          (1,246)        (602)
  Purchase of long-term investments...............................................         (17,011)          --
  Proceeds on disposal of long-term investments...................................           3,217           --
  Purchase of short-term investments..............................................          (7,226)          --
  Proceeds on maturity of short-term investments..................................           7,892           --
                                                                                         ---------   ----------
Net cash used in investing activities.............................................         (15,877)        (745)

Cash flows from financing activities:
  Issue of common shares..........................................................           3,194           41
  Repayment of long-term obligations..............................................            (385)        (456)
                                                                                         ----------   ----------
Net cash provided by (used in) financing activities...............................           2,809         (415)

Net increase (decrease) in cash and cash equivalents..............................          (7,757)       2,702
Cash and cash equivalents, beginning of period....................................          70,358       34,841
                                                                                         ---------    ---------
Cash and cash equivalents, end of period..........................................       $  62,601    $  37,543
                                                                                         =========    =========

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                   Sierra Wireless, Inc.


                   By: /s/  David G. McLennan
                       --------------------------------------------------------

                       David G. McLennan, Chief Financial Officer and Secretary


Date: April 20, 2004